SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 5)*

COLDWATER CREEK INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

193068 10 3

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP NO. 193068 10 3	13 G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS E. Ann Pence Dennis Pence I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tax ID Number: Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ NOT APPLICABLE

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 7,842,836 (See Item 4) 6 SHARED VOTING POWER 161,250 7 SOLE DISPOSITIVE POWER 7,842,836 (See Item 4) 8 SHARED DISPOSITIVE POWER 161,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,004,086 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.1%

12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 6 Pages

ITEM 1(a).	NAME OF ISSUER:

Coldwater Creek Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Coldwater Creek Drive
Sandpoint, Idaho 83864

ITEM 2(a).	NAMES OF PERSONS FILING:

Dennis Pence
E. Ann Pence

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Dennis Pence and E. Ann Pence
c/o Coldwater Creek Inc.
One Coldwater Creek Drive
Sandpoint, Idaho 83864

ITEM 2(c)	CITIZENSHIP:

USA

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).	CUSIP NUMBER:

Not Applicable

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable

Page 4 of 6 Pages

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2002:

(a)	Amount beneficially owned: 8,004,086 1,2&3

(b)	Percent of Class: 50.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
7,842,836 1&2

(ii)	Shared power to vote or to direct the vote:
161,250 [3]

(iii)	Sole power to dispose or to direct the disposition of:
7,842,836 1&2

(iv)	Shared power to dispose or to direct the disposition of:
161,250 [3]

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

1 Includes 69,088 shares held by a Charitable Lead Annuity Trust in the name of “Elizabeth Ann Pence, Lead Annuity Trust” of which E. Ann Pence is the Trustee and includes 69,088 shares held by a Charitable Lead Annuity Trust in the name of “Dennis C. Pence, Lead Annuity Trust” of which Dennis Pence is the Trustee.

2 Excludes 728,430 shares held by the “Aspenwood Supporting Foundation” of which the reporting persons disclaim beneficial ownership.

3 Includes 150,000 shares held in the name of “JCP Irrevocable Trust” and 11,250 shares held in the name of “Idaho Clean Air Foundation”.

Page 5 of 6 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2003

/s/ DENNIS PENCE
Dennis Pence Chief Executive Officer and Chairman of the Board of Directors

/s/ E. ANN PENCE
E. Ann Pence Vice Chairman of the Board of Directors